SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resolution on Convening of Annual General Meeting of Shareholders

On February 26, 2020, the Board of Directors of LG Display Co., Ltd. (NYSE symbol: LPL) approved and ratified to convene the 35th Annual General Meeting of Shareholders for the fiscal year of 2019 as set forth below:

1. Date & Time:

•	10:00 A.M., March 20, 2020 (Friday)

2. Venue:

•

Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea (provided, however, in the cases of extraordinary circumstances, the Chief Executive Officer Will have the authority to change the venue)

3. Agenda for Meeting

1)	For Reporting:

a.	Audit Committee’s Audit Report

b.	Fiscal Year 2019 Business Report

c.	Report on operation of internal accounting management system

2)	For Approval:

a.	The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2019

b.	Appointment of Directors*

c.	Remuneration Limit for Directors in 2020 (KRW 4.5 billion)

4. Resolution of Board of Directors

•	Date: February 26, 2020

•	Attendance of Outside Directors: 4 out of 4 outside directors

* Details of Directors:

2-1) Hoyoung Jeong (Standing Director)

Date of birth: November, 1961

Nationality: Korean

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Professional experience (during the last 10 years): CFO of LG Display (2008~2013), CFO of LG Household & Health Care (2014~2015), COO and CFO of LG Chem (2016~2019)

Present position: CEO of LG Display

Business Transaction with LG Display during the last 3 years: None

Tax payments in arrears: None

Involvement as executive officer of any insolvent companies: Not applicable

Grounds for potential disqualification by law: None

Reason for Board of Directors’ nomination of candidate: Mr. Hoyoung Jeong has served as the CFO and COO of major affiliates of LG Display Co., Ltd. (the “Company”), including LG Electronics and LG Chem. Having previously served as the Company’s CFO for six years from 2008, he is highly familiar with the Company’s internal affairs and has a sound understanding of the display and electronics industries and, therefore, will be able to make positive contributions to the Company as a director.

2-2) Dong Hee Suh (Standing Director)

Date of birth: February, 1964

Nationality: Korean

Candidate for Outside Director: No

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointed

Professional experience (during the last 10 years): Head of Consulting 2 Team, LG Management Development Institute (2008~2011), Head of Home Electronics Business Management Team, LG Electronics (2012~2013), Head of Ethical Management Division, LG CNS (2013~2016), Head of Ethical Management Division, LG Household & Health Care (2016~2018)

Present position: CFO & Senior Vice President, LG Display

Business Transaction with LG Display during the last 3 years: None

Tax payments in arrears: None

Involvement as executive officer of any insolvent companies: Not applicable

Grounds for potential disqualification by law: None

Reason for Board of Directors’ nomination of candidate: Mr. Dong Hee Suh has gained many years of experience working in financial management and management consulting departments at major affiliates of the Company, including LG Electronics and LG Household & Health Care. As the Company’s current CFO, he has a sound understanding of the Company and its business environment and, therefore, will be able to make positive contributions to the Company as a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 26, 2020	By:	/s/ Heeyeon Kim
(Signature)
Name: Heeyeon Kim
Title: Head of IR / Vice President